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Exhibit 20.1

                                                           [HANOVER DIRECT LOGO]
FOR IMMEDIATE RELEASE

CONTACT:       Hanover Direct, Inc                           The MWW Group
               Brian C. Harriss                              Jamie Schwartz
               E.V.P & Chief Financial Officer               Rich Tauberman
                          Tel: (201) 272-3224                Tel: (201) 507-9500

   HANOVER DIRECT COMPLETES SALES OF HANOVER, PA WAREHOUSE FOR $ 4.7 MILLION;
        ANNOUNCES DATES AND TIMES FOR ANNUAL SHAREHOLDERS MEETING AND 1ST
                      QUARTER 2001 RESULTS CONFERENCE CALL

WEEHAWKEN, NJ, May 4, 2001 -Hanover Direct, Inc. (AMEX: HNV) today announced the sale of its Kindig Lane fulfillment warehouse in Hanover, Pennsylvania to Utz Quality Foods, Inc. for $4.7 million. The Company appreciates the exceptional contributions of the employees of the Kindig Lane operation through many years of loyal and dedicated service. Hanover Direct will continue its telemarketing, information systems and accounting activities at its Poplar Street site in Hanover.

The transaction is a component of Hanover Direct's business realignment plan as announced on January 5, 2001 and in subsequent public disclosures. The Company estimates the transaction will produce a net gain of approximately $1 million which will be reported in the second quarter 2001 results. Estimated net proceeds of approximately $4.4 million will be used to reduce outstanding debt under the Company's Credit Facility with the Congress Financial Corporation. Hanover Direct will continue to utilize a portion of the facility as a tenant under a lease agreement with the purchaser until the summer of 2002; during this period, the Company will transition activities from Hanover Pennsylvania to its fulfillment center in Roanoke, Virginia. Newmark Retail Financial Advisors LLC, retained to explore the possible sale of the Company's Gump's and International Male assets, advised Hanover Direct on the transaction.

The Company's Annual Shareholders Meeting is scheduled for Thursday, May 31, 2001 and will start at 9:30 a.m. The meeting will be held at the Hotel Inter-Continental, located at 111 East 48th Street in New York City.

A conference call with the management of Hanover Direct, Inc. to review the 1st Quarter fiscal 2001 results will be held on Wednesday, May 16, 2001 at 11 a.m. Eastern Standard Time. If you would like to participate in the call, please call 212-346-0100 between 10:50 a.m. and 10:55 a.m. Eastern Standard Time. A re-play of the conference will be available one hour after the call until 11:59 p.m. Eastern Standard Time on May 17, 2001 and can be accessed by calling 800-633-8284 (domestic) and 858-812-6440 (International), Access Code #:
18792870.

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised

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of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Encore, Improvements, Silhouettes, International Male, Undergear, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, and also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.


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